UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Director/PDMR Shareholding - dated 22 December 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 22, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 22, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

22 December 2014

Barclays PLC (the "Company")
Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1.
The reinvestment of the third interim dividend for the year ended 31 December 2014 in Shares (the "Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement (previously Appleby Nominees), was notified to the Company on 22 December 2014.

2.
The reinvestment of the third interim dividend for the year ended 31 December 2014 in Shares by the trustee of the Barclays Group Sharepurchase Plan (the "Reinvestment 2"), an HM Revenue and Customs approved all employee share plan, was notified to the Company on 22 December 2014.

The number of shares received by PDMRs is as follows:

PDMR	Date of transaction	No. of shares received	Share price on date of transaction	Balance of shares
Tushar Morzaria - Reinvestment 1	22.12.14	1,061	£2.330	437,626
Robert Le Blanc - Reinvestment 1 - Reinvestment 2	22.12.14 18.12.14	2,147 2	£2.330 £2.306	-
Irene McDermott Brown - Reinvestment 1	22.12.14	213	£2.330	-
Bob Hoyt - Reinvestment 1	22.12.14	689	£2.330	-
Valerie Soranno Keating - Reinvestment 1	22.12.14	1,558	£2.330	-
Thomas King - Reinvestment 1	22.12.14	2,899	£2.330	-
Mike Roemer - Reinvestment 1	22.12.14	539	£2.330	-
Ashok Vaswani - Reinvestment 1 - Reinvestment 2	22.12.14 18.12.14	3 20	£2.330 £2.306	-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755